Mail Stop 0308


      May 16, 2005

VIA U.S. MAIL AND FACSIMILE

Timothy W.J. O`Brien, Esq.
Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

      Re:	NRG Energy, Inc.

      	Registration Statement on Form S-3
      	Filed March 30, 2005
      	File No. 333-123677

      Annual Report on Form 10-K for the Period Ended December 31,
2004
      Filed March 30, 2005
      Preliminary Proxy Statement on Schedule 14A
      Filed March 30, 2005
      Form 8-K
      Filed May 10, 2005
      File No. 1-15891

Dear Mr. O`Brien:

      We have reviewed the responses in your letter dated May 6,
2005
and upon reviewing those responses issue the following comments. Please be aware that we have limited our review to the financial statements and related information. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K

Revenue Recognition and Uncollectible Receivables, page 91
1. We have considered your response to prior comment 5. We assume from your response that load-following contracts not concluded on a net payment basis are reflected gross in the income statement. Please supplementally explain, in detail, your application of EITF 99-19 with respect to load-following contracts not concluded on a net basis. We assume based on your description of load-following contracts that the ISO delivers the power to the counterparty on your behalf whether the contract is net settled or not. Since it appears that the party exposed to credit risk varies depending upon the settlement alternative, help us understand how you determined that the load-following contracts that are not net settled should be recorded on a gross basis.

Form 8-K filed May 10, 2005
2. Please revise future filings to provide all disclosures
required
by Item 10(e)(1)(i) of Regulation S-K and Question #8 of the
Staff`s
Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) included on the Commission`s website at http://www.sec.gov. Specifically, with respect to your presentation of Adjusted EBITDA by Region you have not included a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP.
Please note that the requirement to present and discuss the most directly comparable GAAP basis measure is in addition to the requirement to provide a reconciliation of each non-GAAP measure to
the most directly comparable GAAP basis measure.   Please confirm
to
us that you will revise your future public disclosures accordingly.

*	*	*	*	*	*


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.


You may contact David DiGiacomo at (202) 551-3319 or George Ohsiek at
(202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff Attorney, at (202) 551-3335, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
      Assistant Director


cc:	Michael P. Rogan, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Via Fax:  (202) 393-5760
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NRG Energy, Inc.
May 16, 2005
Page 3